KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended September 30,
	2013	2012
Weighted Average Number of Units Used in Computation of Limited Partners' Net Income (Loss) per Unit	435	356

Calculation of Limited Partners' interest in Net Income (Loss)
Amounts attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$689	$535
Less: Pre-acquisition earnings allocated to General Partner	—	(62)
Add: Drop Down asset groups' severance expense allocated to General Partner	2	—
Less: General Partner's remaining interest	(436)	(367)
Limited Partners' Interest	255	106
Add: Limited Partners' Interest in Discontinued Operations	—	(128)
Limited Partners' Interest in Net Income (Loss)	$255	$(22)

Limited Partners' Net Income (Loss) per Unit - Basic and Diluted:
Income from Continuing Operations	$0.59	$0.30
Loss from Discontinued Operations	—	(0.36)
Net Income (Loss) - Basic and Diluted	$0.59	$(0.06)

	Nine Months Ended September 30,
	2013	2012
Weighted Average Number of Units Used in Computation of Limited Partners' Net Income (Loss) per Unit	408	345

Calculation of Limited Partners' interest in Net Income (Loss)
Amounts attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$2,474	$1,418
Less: Pre-acquisition earnings allocated to General Partner	(19)	(41)
Add: Drop Down asset groups' severance expense allocated to General Partner	8	—
Less: General Partner's remaining interest	(1,260)	(1,024)
Limited Partners' Interest	1,203	353
Add: Limited Partners' Interest in Discontinued Operations	(2)	(668)
Limited Partners' Interest in Net Income (Loss)	$1,201	$(315)

Limited Partners' Net Income (Loss) per Unit - Basic and Diluted:
Income from Continuing Operations	$2.95	$1.02
Loss from Discontinued Operations	(0.01)	(1.93)
Net Income (Loss) - Basic and Diluted	$2.94	$(0.91)